AD 3/13

SEC 08030324 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8-45763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street, Suite 1650
(No. and Street)

Richmond,	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Hugh Ewing, III (804) 780-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200	Richmond,	Virginia	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
B
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MT 3/19

OATH OR AFFIRMATION

I, A. Hugh Ewing, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Bemiss & Co., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH M. LaFARR
NOTARY PUBLIC
REG. #275589
MY COMMISSION EXPIRES 03-31-08
COMMONWEALTH OF VIRGINIA

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2007 and 2006

Ewing Bemiss & Co.

Ewing Bemiss & Co.

Contents

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
Ewing Bemiss & Co.

We have audited the accompanying balance sheets of ***Ewing Bemiss & Co.*** as of December 31, 2007 and 2006, and the related statements of operations, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Ewing Bemiss & Co.*** Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Ewing Bemiss & Co.*** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Richmond, Virginia
February 26, 2008

4510 Cox Road, Suite 200
Glen Allen, VA 23060
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Ewing Bemiss & Co.

Balance Sheets

December 31,	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 1,237,666	$ 650,561
Accounts receivable - net	158,364	85,932
Prepaid expenses	5,382	5,610
Total current assets	1,401,412	742,103
Investments	12,500	29,723
Property and equipment - net	111,749	124,906
	124,249	154,629
	$ 1,525,661	$ 896,732
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 250,155	$ 243,816
Deferred revenue	200,000	200,000
Note payable - current portion	-	75,971
Total liabilities	450,155	519,787
Stockholders' equity	1,075,506	376,945
	$ 1,525,661	$ 896,732

The accompanying notes are an integral part of these financial statements.

Ewing Bemiss & Co.

Statements of Operations

Years Ended December 31,	2007	2006
Revenue		
Consulting and management fees	$ 5,542,159	$ 4,235,226
Investment income	40,510	19,456
	5,582,669	4,254,682
Operating expenses		
Salaries and related costs	3,959,000	3,514,102
Occupancy and equipment cost	297,666	275,206
Promotion cost	160,043	140,686
Communications	38,873	36,955
Office supplies and postage	54,646	43,192
Other operating expenses	357,401	432,806
Bad debt expense	13,922	-
	4,881,551	4,442,947
Income (loss) from operations	701,118	(188,265)
Other income and expense		
(Loss) income from equity method investments	(37,557)	3,431
Other income	35,000	-
	(2,557)	3,431
Net income (loss)	$ 698,561	$ (184,834)

The accompanying notes are an integral part of these financial statements.

Ewing Bemiss & Co.

Statements of Changes in Equity

Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2005	$ 5,417	$ 1,438,262	$ (881,900)	$ 561,779
Net loss	-	-	(184,834)	(184,834)
Balance - December 31, 2006	5,417	1,438,262	(1,066,734)	376,945
Net income	-	-	698,561	698,561
Balance - December 31, 2007	$ 5,417	$ 1,438,262	$ (368,173)	$ 1,075,506

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Years Ended December 31,	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 698,561	$ (184,834)
Adjustments to reconcile to net cash from operating activities:		
Depreciation	20,243	22,569
Loss (income) from equity method investments	37,557	(3,431)
Loss on disposal of property and equipment	337	-
Bad debt expense	13,922	-
Change in:		
Accounts receivable	(86,354)	(8,299)
Prepaid expenses	228	22,180
Accounts payable and accrued expenses	6,339	164,518
Deferred revenue	-	200,000
Net cash from operating activities	690,833	212,703
Cash flows from investing activities		
Distributions (contributions) for investments	(20,334)	59,573
Purchase of property and equipment	(7,423)	(17,246)
Net cash from investing activities	(27,757)	42,327
Cash flows from financing activities		
Principal payments on note payable	(75,971)	(79,857)
Net change in cash and cash equivalents	587,105	175,173
Cash and cash equivalents - beginning of year	650,561	475,388
Cash and cash equivalents - end of year	$ 1,237,666	$ 650,561

The accompanying notes are an integral part of these financial statements.

December 31, 2007 and 2006

1. Organization and Nature of Business

Ewing Bemiss & Co. (Company), a Virginia Corporation, was formed in 1992 under the laws of the Commonwealth of Virginia. Revenues are earned primarily from financial consulting and advisory services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit ratings are monitored by management to minimize credit risk.

Accounts receivable represent amounts due for services rendered to customers, and are reviewed routinely for collectibility and an allowance for bad debts is established, if necessary. Revenues earned from six customers comprised 73% of the Company's total revenues during the year ended December 31, 2007, and 79% of accounts receivable were from five customers at December 31, 2007. Revenues earned from seven customers comprised 78% of the Company's total revenues during the year ended December 31, 2006, and 98% of accounts receivable were from eight customers as of December 31, 2006.

Investments

Investments represent ownership interests in nonmarketable equity securities. Nonmarketable equity securities are stated at lower of cost or fair value, based on the economic facts and circumstances relevant to each investment.

The Company utilizes the equity method to account for pass-through investments in noncorporate entities, and records its pro rata share of income and losses as investment income in the statement of operations. If cost, determined using the equity method, exceeds fair value on an other-than-temporary basis, the difference is recorded as nonoperating investment loss in the statements of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated by straight-line and accelerated methods over estimated useful lives which range as follows:

Office furniture and fixtures	7 – 10 years
Furniture and office equipment	5 – 7 years
Leasehold improvements	5 – 15 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Consulting and Management Fees

Consulting and management fees are recorded when earned in accordance with the terms of the engagement.

Income Tax Status

The stockholders have elected to be taxed as an S corporation, whereby all income, losses and credits are passed through to the stockholders. Consequently, no provision for federal income taxes is included in the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Advertising Costs

The Company expenses advertising and marketing costs as incurred. These costs total $19,074 and $27,593 for 2007 and 2006, respectfully.

3. Lease Commitments

The Company leases office facilities under a five-year non-cancelable operating lease. During 2004, the Company executed an amendment to their lease, extending the term until August 31, 2009, subject to the terms and conditions of the amendment. The amendment provides for one additional five-year renewal period. The Company also rents parking on a month to month basis. Rent expense totaled approximately $250,796 and $244,574 for 2007 and 2006, respectively.

Future commitments under this non-cancelable operating lease and the amendment are as follows:

2008	$ 215,458
2009	145,566
	$ 361,024

4. Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. The Company contributed 3% of covered compensation, net of forfeitures, for 2007 and 2006. The profit sharing plan contribution was $62,670 and $65,186 for 2007 and 2006, respectively.

5. Investments

The Company acquired a 3% interest in Vapotherm, Inc. in 2000, in exchange for services recognized in revenue of $25,000. Based on management's assessment of fair value, the carrying value of this investment has been reduced to $12,500 as of December 31, 2007 and 2006.

The Company received a 2.788% interest in NSW, L.L.C., a limited liability company, in exchange for services of $71,434. This was the fair value estimated by management and included in revenues for 2000. Income recognized on the equity method was $3,431 for the year ended December 31, 2006. During 2006, the Company received distributions of $59,573 resulting primarily from the sale of assets. The carrying value at December 31, 2006 was $17,223 and represented the remaining expected distributions resulting from the sale of assets. During 2007, as a result of actual liabilities in excess of original estimates, the Company returned $20,347 to NSW. The related investment account and anticipated additional distribution was also written off. Certain stockholders of the Company also directly owned interests in NSW, L.L.C.

6. Property and Equipment

Major classes of property and equipment consisted of the following at December 31:

	2007	2006
Furniture and office equipment	$ $403,938	$ $413,441
Leasehold improvements	102,253	102,253
	506,191	515,694
Less – accumulated depreciation	(394,442)	(390,788)
	$ 111,749	$ 124,906

Depreciation expense totaled $20,243 and $22,569 for the years ended 2007 and 2006, respectively.

7. Deferred revenue

During 2006, The Company billed and received an installment payment on a success fee related to a contract that had not closed as of December 31, 2007. This amount is recorded as deferred revenue until the terms of the contract have been met, at which time, the related revenue will be recognized.

8. Note Payable

The Company signed a stock repurchase agreement in September 2005, as described in Note 9. The final payment of $83,943, which included interest at 5%, was paid in September 2007.

9. Common Stock

Common stock consists of 25,000 authorized shares with a par value of $1 per share. There were 6,355 shares outstanding at December 31, 2004. The Company signed an agreement to repurchase all 938 shares owned by a stockholder during 2005 for $239,771 that is reflected as a reduction of equity for that year. This amount was discounted to reflect present value of future payments. At December 31, 2007 and 2006, 5,417 shares remained outstanding.

10. Net Capital

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $752,078, which was $722,068 in excess of its required net capital requirement of $30,010. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .60 to 1 as of December 31, 2007.

11. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet at December 31, 2007.

Cash and cash equivalents, receivables from customers, and accrued liabilities are carried at cost, which approximates fair value. The note payable had been discounted at 5% to reflect the present value of the obligation.

12. Subcontracting Agreement

The Company entered into an agreement related to the completion of certain client assignments with the new employer of a departing director/stockholder and one employee during 2005. The Company and the new employer agreed that either party would pay 25% of total collected fees to the other party related to certain engagements and active prospects. The parties also agreed that either party would pay 50% of the total fees received to the other party for certain other assignments. During 2006 and 2007, the Company paid $350,463 and $23,797 respectively to the new employer under the agreement. There were no monies received under this agreement during 2006 or 2007.

13. Subsequent Event (Unaudited)

Effective January 1, 2008, the Company entered into an agreement to purchase a shareholder's outstanding shares in the Company. The agreement stipulates the repurchase of the shareholder's outstanding shares (35.6% of the Company's outstanding stock) for an amount not yet negotiated. On February 26, 2008, the Company made a payment to the shareholder in the amount of $545,886 to finalize the share repurchase.

* * * * *

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Ewing Bemiss & Co.

We have audited the accompanying financial statements of ***Ewing Bemiss & Co.*** as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
February 26, 2008

4510 Cox Road, Suite 200
Glen Allen, VA 23060
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Ewing Bemiss & Co.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1

December 31, 2007

Stockholders' equity	
Stockholders' equity qualified for net capital	$ 1,075,506
Nonallowable assets and miscellaneous capital charges	
Nonallowable receivables	158,364
Securities not readily marketable	12,500
Property and equipment - net	111,749
Prepaid expenses	5,382
	287,995
Net capital before haircuts on securities positions (tentative net capital)	787,511
Haircuts on securities	35,433
Net capital	$ 752,078
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued liabilities	$ 250,155
Deferred revenue	200,000
	$ 450,155
Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)	$ 30,010
Net capital in excess of minimum requirements	$ 722,068
Ratio of aggregate indebtedness to net capital	.60 to 1

See report of independent auditors.

& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Ewing Bemiss & Co.

In planning and performing our audit of the financial statements of ***Ewing Bemiss & Co.*** (Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
February 26, 2008